SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
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HAIPING LI *	www.skadden.com	NEW YORK
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* (ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYERS		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO
December 15, 2017

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Bilibili Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Bilibili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2015 and 2016 and for each of the two years ended December 31, 2016. As an emerging growth company, the Company has omitted the selected financial information for the years before 2015. Furthermore, the Company has also omitted the unaudited financial information for the interim period of 2017 which it reasonably believes will not be required at the time the registration statement on Form F-1 is publicly filed in accordance with the Commission’s Compliance and Disclosure Interpretations relating to the Fixing America’s Surface Transportation (FAST) Act dated August 17, 2017.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at  +86 10-6533-2928  or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Rui Chen, Chairman of the Board of Directors, Bilibili Inc.

Ni Li, Chief Operating Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Yilong Du, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP